Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS—ALLIANCE

You should read the following discussion of the results of operations and financial condition of Alliance together with the consolidated financial statements of Alliance for the years ended December 31, 2020 and 2019, and the condensed consolidated financial statements of Alliance for the period ended March 31, 2021, in each case together with the related Notes thereto. The information in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is presented on a historical standalone basis without giving any pro forma effect to the Acquisition.

Overview

Alliance HealthCare is a leading national provider of outsourced advanced radiology and radiation therapy services across 45 states in the United States. Alliance partners with more than 1,000 hospitals, health systems and physician practices to provide a full continuum of solutions, including onsite outpatient services and comprehensive service line management.

Alliance’s diagnostic imaging services are delivered through its Radiology Division (Alliance Radiology) and oncology services through its Oncology Division (Alliance Oncology). Alliance is the nation’s largest provider of advanced diagnostic mobile imaging services, an industry-leading operator of fixed-site radiology centers, and a leading provider of radiation therapy solutions to hospitals and physician groups. As of March 31, 2021, it operated 547 diagnostic imaging and radiation therapy systems, including 68 fixed-site radiology centers across the country, and 35 radiation therapy centers. Approximately 2,100 Alliance team members are committed to providing exceptional patient care and exceeding customer expectations. Alliance was incorporated in the state of Delaware on May 27, 1987. The information herein is presented as of the dates or for the periods specified herein; however, subsequent to March 31, 2021 (the latest date as of which such financial information is presented), on May 31, 2021, Alliance sold its 60% ownership interest in substantially all of the assets and certain specified liabilities of AHIP-FL to Specialty Surgery Partners Center of Florida, LLC. AHIP-FL was the sole remaining business in Alliance’s Interventional Division. As a result, as of the date hereof, Alliance no longer has an Interventional segment.

Service Overview

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Radiology Division: Alliance provides a full continuum of essential diagnostic imaging capabilities and service line management to hospitals and provider groups in both fixed-site and mobile settings. In a mobile setting, Alliance focuses strategically on hospitals and health systems, providing essential, mostly outpatient yet on-campus advanced imaging services aimed at providing needed advanced capabilities, handling hospital imaging overflow/capacity issues, and capturing marketplace outpatient imaging volumes. These contracts begin most often in 3+-year contracts; however, approximately 60% of Alliance’s mobile radiology customers have been with them for more than five years and the division’s revenue retention rate has hovered at 90-94% annually. In a fixed-site setting, Alliance often operates in a single or multi-modality outpatient imaging environment which can be on or near a hospital, or freestanding in a community. Fixed sites are typically contracted at 5-10 years for single modalities, and 10-20 years for joint venture settings. In all cases, Alliance customers can contract for Alliance’s core services (most often including advanced imaging equipment, repairs/maintenance and certified clinical staffing) as well as overall operations management, scheduling/patient preparation, insurance/pre-authorization, billing, payor relations, marketing and sales.

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Oncology Division: Alliance partners directly with hospitals, physicians, and other healthcare providers to offer a full suite of radiation therapy and related services, including access to the latest radiation therapy technologies and full management of partners’ cancer care programs. The company offers clinical staffing, physics and dosimetry services, operations management, sales and marketing, quality and safety, equipment procurement and maintenance, billing and patient services and strategic consultation (market analysis, site or market planning, partnership facilitation and business development). Alliance specializes in two primary radiation therapy modalities: linear accelerators most often used conventional, IMRT and SBRT therapies (“Linac”), and targeted, robotic linear accelerators most often used for stereotactic radiosurgery (“SRS”).

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Interventional Division: Alliance provides comprehensive pain management services for a wide range of conditions and diseases through therapeutic, minimally invasive procedures to treat and ease pain, medication, laboratory testing, and other services. All of Alliance’s pain management services are performed either at an outpatient clinic setting or at an ambulatory surgery center (“ASC”), as determined by the treating physician. Its services also include clinical management, pharmaceutical referrals, functional restoration and other treatments that assist with chronic and acute pain care.

Alliance operates in three reportable business segments: Radiology, Oncology and Interventional. The following table summarizes its revenues by segment as a percentage of total revenue.

	Three Months Ended March 31,		Year Ended December 31,
	2021 (unaudited)	2020 (unaudited)	2020	2019
Segment revenue as a percentage of total revenue:
Radiology	68%	63%	62%	64%
Oncology	29%	27%	29%	25%
Interventional	3%	10%	9%	11%

Total	100%	100%	100%	100%

Clients and partners contract with Alliance to provide radiology and oncology services to:

•	benefit from Alliance’s extensive radiology and oncology service line management experience;

•	partner with a leader whose core competency is high quality, efficient and scalable services in the areas of advanced diagnostic imaging and radiation therapy;

•	eliminate the need to recruit, train and manage qualified, certified clinical staff members, including technologists or radiation therapists;

•	leverage Alliance’s extensive referring provider, consumer/patient and community outreach capabilities to grow market share;

•

access Alliance’s full suite of ancillary services, such as scheduling, pre-authorization, patient prep, operations management, billing, payor relations, quality and safety and other programs to manage the service line;

•	mitigate capital investment, financial risk and contracting for maintenance associated with the purchase of their own systems;

•

leverage Alliance’s platform to gain access to radiology and oncology services for their patients when the demand for these services may not justify the purchase of dedicated, full-time systems and infrastructure; and

•	gain access to services under Alliance’s regulatory and licensing approvals when they do not have these approvals.

Factors Affecting Alliance’s Results of Operations

Pricing

Continued expansion of health maintenance organizations, preferred provider organizations and other managed care organizations have influence over the pricing of Alliance’s services because these organizations can exert control over patients’ access to its services and reimbursement rates for accessing those services.

Cost of Revenues

The principal components of Alliance’s cost of revenues include: compensation paid to technologists, therapists, drivers and other clinical staff; equipment system maintenance costs; insurance; medical supplies; system transportation; team members’ travel costs; and professional costs related to the delivery of radiation therapy and professional radiology interpretation services. Because a majority of these expenses are fixed, increased revenues as a result of higher scan and treatment volumes per system significantly improves Alliance’s margins while lower scan and treatment volumes result in lower margins.

Selling, General and Administrative Expenses

The principal components of selling, general and administrative expenses are sales and marketing costs, corporate overhead costs, information technology and professional services.

Net income attributable to non-controlling interest and earnings from unconsolidated investee

Alliance records net income attributable to non-controlling interest and earnings from unconsolidated investee related to its consolidated and unconsolidated subsidiaries, respectively. These subsidiaries primarily provide shared-service and fixed-site diagnostic imaging, radiation therapy and interventional services.

Reimbursement

Alliance derives most of its revenues directly from healthcare providers, primarily from hospitals, with which it contracts to provide services to their patients (“wholesale”). Additionally, some of Alliance’s revenues come from patients and their third-party payors, including government healthcare programs such as Medicare and Medicaid that Alliance bills directly (“retail”). Services for which Alliance submits direct billings for Medicare and Medicaid patients are paid on a fee schedule basis, and patients are responsible for deductibles and coinsurance. The following table summarizes the percentage of wholesale and retail revenues as a percentage of total revenues.

	Three Months Ended March 31,		Year Ended December 31,
	2021 (unaudited)	2020 (unaudited)	2020	2019
Wholesale	73%	68%	70%	68%
Retail	26%	31%	29%	30%
Other	1%	1%	1%	2%

Total	100%	100%	100%	100%

Seasonality

Alliance experiences seasonality in the revenues and margins generated for its services. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, typically resulting in fewer patients being scanned or treated during the period. Fourth quarter revenues are affected by holidays and client and patient vacation schedules, resulting in fewer scans or treatments during the period. The variability in margins is higher than the variability in revenues due to the fixed nature of Alliance’s costs. It also experiences fluctuations in revenues and margins due to acquisition activity and general economic conditions, including recession or economic slowdown.

COVID-19

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has caused significant volatility and uncertainty, which has resulted in a prolonged economic downturn that has disrupted and is expected to continue to disrupt Alliance’s business. As of March 31, 2021, the virus continues to spread outside of the United States and many countries are experiencing a resurgence in infection rates. In the United States, vaccines are available and the majority of Americans 18+ have received their vaccinations; the country is continuing to see a downward trend of cases, hospitalizations and death from COVID-19, although the potential for variants to cause resurgences remains a significant concern.

During 2020, many of Alliance’s owned and customer operating sites were impacted by temporary closures or reduced operating hours. As a result, it experienced a reduction in procedure volumes and corresponding revenues. Although Alliance has continued to recover, the company cannot reasonably estimate the ultimate length or severity of this pandemic, nor the impact on its future procedure volumes and revenues. The extent to which the COVID-19 pandemic ultimately impacts the business, financial condition, results of operations, cash flows, and liquidity may differ from management’s current estimates due to inherent uncertainties regarding the duration and further spread of the pandemic overall, its severity, actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

In response to this market condition, Alliance took a number of actions in 2020 to mitigate the impact to future results of operations and cash flows, as well as to protect its financial position. These actions included, but were not limited to, the following:

•	Furloughed, reduced the hours for or eliminated the positions of a substantial number of employees;

•	Reduced compensation for executive and management employees;

•	Implemented certain other cost reductions;

•	Deferred spending on capital expenditures; and

•	Borrowed on its revolving loan facility as a precautionary measure to increase its cash position and help maintain financial flexibility.

In addition, Alliance entered into amendments to its Credit Agreements (as defined below) during 2020. The amendments provided for, among other things, the amendment to certain financial covenants.

On March 27, 2020, the CARES Act was signed into law. The CARES Act includes, among other things, a number of benefits that are applicable to Alliance and other healthcare providers, provisions relating to the deferment of the employer portion of social security tax payments, as well as changes to federal income tax law including increases to the limit on the deduction for net interest expense and acceleration of the timing for refunds of alternative minimum tax credits. In addition, Alliance received payments in connection with certain provisions of the CARES Act including: (i) advanced Medicare payments and (ii) government grants to compensate for healthcare related expenses or lost revenues attributable to the COVID-19 pandemic. On December 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law, which provided additional stimulus relief and renewed some CARES Act programs that had expired.

Results of Operations

Year ended December 31, 2020 compared to year ended December 31, 2019

The following tables summarize our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

	Year Ended December 31,
	2020		2019
(dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue
Revenues	$496,208	100.0%	$569,388	100.0%
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	307,028	61.9%	355,724	62.5%
Selling, general and administrative expenses	80,482	16.2%	93,331	16.4%
Transaction costs	1,358	0.3%	12,944	2.3%
Restructuring charges	1,124	0.2%	6,216	1.1%
Impairment charges	29,580	6.0%	5,365	0.9%
Severance and related costs	1,870	0.4%	2,917	0.5%
Loss on extinguishment or modification of debt	14,614	2.9%	—	—%

Depreciation expense	54,870	11.1%	59,113	10.4%
Amortization expense	12,240	2.5%	12,650	2.2%
Interest expense, net	56,481	11.4%	56,187	9.9%
Other income, net	(11,150)	(2.2)%	(3,174)	(0.6)%

Total costs and expenses	548,497	110.5%	601,273	105.6%

Loss before income taxes, earnings from unconsolidated investee, and non-controlling interest	(52,289)	(10.5)%	(31,885)	(5.6)%
Income tax benefit (expense)	(264)	(0.1)%	6,090	1.1%
Earnings from unconsolidated investee	1,276	0.3%	1,317	0.2%

Net loss	(51,277)	(10.3)%	(24,478)	(4.3)%
Less: Net income attributable to non-controlling interest	12,132	2.4%	18,657	3.3%

Net loss attributable to Alliance HealthCare Services, Inc.	$(63,409)	(12.8)%	$(43,135)	(7.6)%

Adjusted EBITDA	$125,789	25.4%	$129,114	22.7%

(1)	For a reconciliation of Net Loss to Adjusted EBITDA, see “Summary Historical Consolidated Financial Information and Other Data – Alliance.” The table below provides the components of revenue:

	Year Ended December 31,
(in thousands)	2020	2019
Revenue:
MRI	$165,808	$197,586
PET/CT	120,387	135,549
Other radiology	22,595	32,158

Radiology	308,790	365,293
Oncology	141,754	143,127
Interventional	45,067	59,489
Corporate / Other	597	1,479

Total	$496,208	$569,388

Revenue decreased by $73.2 million, or 12.9%, to $496.2 million in 2020 compared to $569.4 million in 2019 primarily due to decreases in Radiology, Oncology and Interventional revenues of $56.5 million, $1.4 million and $14.4 million, respectively.

Total Radiology revenue decreased by $56.5 million, or 15.5%, to $308.8 million in 2020, compared to $365.3 million in 2019, primarily due to the impact of COVID-19 and the resulting decrease in scans during the period.

MRI revenue decreased by $31.8 million, or 16.1%, to $165.8 million in 2020. The decrease is attributable to the following factors:

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Same-store-growth (“SSG”) for MRI, which is calculated by comparing the cumulative scan, treatment or case volume at all locations in the current year’s period to the same period in the prior year, decreased by 12.9%.

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Scan-based MRI revenue decreased by $27.4 million, or 16.5%, to $138.1 million in 2020 from $165.5 million in 2019. The decrease in scan-based MRI revenue was primarily due to year-over-year decreases in the total number of scan-based MRI scans, scans per system per day, and the average number of scan-based systems in service, partially offset by an increase in average revenue per scan. Total scan-based MRI scan volume decreased by 20.7% to 451,790 scans in 2020 from 569,385 scans in 2019. Scans per scan-based system per day decreased to 9.4 in 2020 from 10.3 in 2019. Revenue per scan increased by 5.2% from $290.61 in 2019 to $305.68 in 2020. The average number of scan-based systems in service decreased to 193.8 systems in 2020 from 202.9 systems for the same period in 2019.

•	Non-scan-based MRI revenue decreased by $4.4 million to $27.7 million in 2020 compared to the same period in 2019.

PET/CT revenue decreased by $15.2 million, or 11.2%, to $120.4 million in 2020 compared to $135.5 million in 2019. The decrease is attributable to the following factors:

•	SSG for PET/CT revenue decreased by 2.0% for the year ended December 31, 2020.

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Scan-based PET/CT revenue decreased by $15.0 million, or 11.7%, to $113.7 million in 2020 from $128.7 million during in 2019. The decrease in scan-based PET/CT revenue was primarily due to year-over-year decreases in the total number of scan-based PET/CT scans, scans per system per day, and the average number of scan-based systems in service, partially offset by an increase in average revenue per scan. Total volume of PET/CT scans decreased 17.3% to 117,056 scans in 2020 compared to 141,580 scans in 2019. Scans per system per day decreased to 5.5 in 2020 compared to 6.0 in 2019. The average revenue per PET/CT scan increased from $909.15 per scan in 2019 to $971.44 per scan in 2020. The average number of scan-based PET/CT systems in service decreased to 93.5 systems in 2020 compared to 102.9 systems in 2019.

•	Non-scan based PET/CT revenue decreased by $0.2 million in 2020 compared to the same period in 2019.

Included in the Radiology revenue totals above are fixed-site imaging center revenues, which decreased by $14.8 million, or 15.4%, to $81.0 million in 2020 over the same period in 2019.

Oncology revenue decreased by $1.4 million, or 1.0%, to $141.8 million in 2020 compared to $143.1 million in 2019, primarily due to the impact of COVID-19 and the resulting decrease in treatment volumes, as well as the closure of certain underperforming sites during 2019. The number of Linac treatments performed decreased by 5.2%, and SSG for the year ended December 31, 2020 decreased by 4.4%. SSG for SRS decreased by 4.5% for the year ended December 31, 2020. The number of SRS patients treated in 2020 decreased by 4.1% when compared to the same period in 2019.

Interventional revenue decreased by $14.4 million, or 24.2%, to $45.1 million in 2020 compared to $59.5 million in 2019, primarily due to the impacts of COVID-19 and temporary state-mandated closures of ASCs in both Arizona and Florida in March 2020. Alliance’s ASCs in both Arizona and Florida started to reopen in April 2020.

At December 31, 2020, Alliance had 279 MRI systems and 112 PET/CT systems compared to 299 MRI systems and 118 PET/CT systems at December 31, 2019. Alliance operated 68 fixed-site radiology centers at December 31, 2020, compared to 70 fixed-site radiology centers at December 31, 2019. It operated 35 radiation therapy centers and SRS facilities (including one unconsolidated investee) at December 31, 2020 and December 31, 2019.

Cost of revenues, excluding depreciation and amortization, decreased by $48.7 million, or 13.7%, to $307.0 million in 2020 compared to $355.7 million in 2019. The decrease in cost of revenues consisted primarily of a $24.7 million decrease in compensation and related employee expenses, a $7.5 million decrease in maintenance and related costs, a $7.5 million decrease in medical supplies expense, a $2.7 million decrease in transportation and fuel expenses, a $1.9 million decrease in rent expenses, a $1.6 million decrease in marketing and business development expenses, a $1.5 million decrease in travel and entertainment expenses, and a $1.4 million decrease in outsourced services, as a result of lower treatment volumes due to COVID-19 and restructuring initiatives and other cost reductions implemented in 2020. Cost of revenues, excluding depreciation and amortization, as a percentage of revenue, decreased to 61.9% in 2020 compared to 62.5% in 2019.

Selling, general and administrative expenses decreased by $12.8 million, or 13.8%, to $80.5 million in 2020 compared to $93.3 million in 2019. The decrease in selling, general and administrative expenses consisted primarily of a decrease in compensation and related employee expenses of $12.3 million, a decrease of $1.9 million in travel and entertainment expenses, and a decrease of $1.7 million in professional and legal expenses, partially offset by a $3.1 million increase in bad debt expense. The overall decrease in selling, general and administrative expenses was primarily due to restructuring initiatives and other cost reductions implemented in 2020. Selling, general and administrative expenses as a percentage of revenue was 16.2% in 2020 compared to 16.4% in 2019.

Transaction costs decreased by $11.6 million to $1.4 million in 2020 compared to $12.9 million in 2019. Transaction costs represent due diligence and other expenses incurred in connection with business acquisitions and partnership investments pursuant to strategic planning by management. The decrease in transaction costs was related to an $11.0 million termination fee paid in connection with terminating a proposed transaction to acquire e+ Cancer Care in February 2019.

Restructuring charges decreased by $5.1 million to $1.1 million in 2020 compared to $6.2 million in 2019. Restructuring charges relate primarily to certain leased facilities in the Oncology Division.

Impairment charges increased by $24.2 million to $29.6 million in 2020 compared to $5.4 million in 2019. Impairment charges during 2020 are composed of a $19.0 million goodwill impairment charge and a $10.0 million intangible asset impairment charge related to the Interventional reporting unit, and a $0.6 million charge related to certain long-term assets that were deemed unrecoverable. Impairment charges in 2019 are composed of a $3.9 million goodwill impairment charge related to the Interventional reporting unit and $1.5 million of charges related to certain long-term assets that were deemed unrecoverable.

Severance and related costs were $1.9 million in 2020 compared to $2.9 million in 2019.

Loss on extinguishment or modification of debt was $14.6 million in 2020 and relates to lender fees and legal, professional and other expenses incurred in connection with the amendments to Alliance’s Credit Agreements during 2020. There was no loss on extinguishment or modification of debt in 2019.

Depreciation expense decreased by $4.2 million, or 7.2%, to $54.9 million in 2020 compared to $59.1 million in 2019. The decrease in depreciation expense is due to the year-over-year decrease in the number of units in the fleet along with reduced capital investments made during the last twelve months.

Amortization expense was $12.2 million in 2020 compared to $12.7 million in 2019.

Interest expense, net increased by $0.3 million, or 0.5%, to $56.5 million in 2020 compared to $56.2 million in 2019. The increase is primarily due to the increase in interest rates and deferred financing costs in connection with the amendments to Alliance’s Credit Agreements during 2020, partially offset by a decline in LIBOR interest rates in 2020 compared to 2019.

Other income, net increased by $8.0 million to $11.2 million in 2020 compared to $3.2 million in 2019. The increase is primarily due to $6.2 million of stimulus payments received from the Department of Health and Human Services (“HHS”) in connection with the CARES Act and $2.4 million of gain on sale of certain joint venture membership interests in the Radiology and Interventional Divisions.

Income tax expense was $0.3 million in 2020 compared to income tax benefit of $6.1 million in 2019. The increase of the income tax expense in 2020 compared to 2019 was driven primarily by a valuation allowance recorded against certain deferred tax assets, partially offset by an increase in the income tax benefit associated with an increase in pre-tax loss in 2020 compared to 2019. Based on its earnings history and available objectively verifiable positive and negative evidence, Alliance determined that it was more likely than not that a portion of its deferred tax assets would not be realized in the future.

Earnings from unconsolidated investee were $1.3 million in both 2020 and 2019.

Net income attributable to non-controlling interest decreased by $6.5 million, or 35.0%, to $12.1 million in 2020 compared to $18.7 million in 2019. The decrease was mostly attributable to decreases in year-over-year net income derived from Alliance’s joint venture partners.

Net loss attributable to Alliance HealthCare Services, Inc. was $63.4 million in 2020 compared to $43.1 million in 2019.

Adjusted EBITDA in 2020 decreased by $3.3 million or 2.6%, to $125.8 million from $129.1 million in 2019 primarily due to a decrease in volumes in each of our businesses due to the impact of COVID-19 on treatment volumes, partially offset by HHS stimulus funding, restructuring initiatives and other cost reductions implemented in the first half of 2020, and performance improvement in Oncology as a result of the closure of underperforming sites.

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

The following tables summarize our results of operations for the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020.

	Three Months Ended March 31,
	2021 (unaudited)		2020 (unaudited)
(dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue
Revenues	$119,513	100.0%	$132,405	100.0%
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	73,033	61.1%	85,517	64.6%
Selling, general and administrative expenses	20,973	17.5%	23,021	17.4%
Transaction costs	704	0.6%	514	0.4%
Restructuring charges	609	0.5%	136	0.1%
Severance and related costs	129	0.1%	537	0.4%
Depreciation expense	12,721	10.6%	13,860	10.5%
Amortization expense	2,490	2.1%	3,134	2.4%
Interest expense, net	15,963	13.4%	13,199	10.0%
Other income, net	(780)	(0.7)%	(403)	(0.3)%

Total costs and expenses	125,842	105.3%	139,515	105.4%

Loss before income taxes, earnings from unconsolidated investee, and non-controlling interest	(6,329)	(5.3)%	(7,110)	(5.4)%
Income tax expense	—	—%	(38)	—%
Earnings from unconsolidated investee	317	0.3%	309	0.2%

Net loss	(6,012)	(5.0)%	(6,839)	(5.2)%
Less: Net income attributable to non-controlling interest	3,895	3.3%	4,727	3.6%

Net loss attributable to Alliance HealthCare Services, Inc.	$(9,907)	(8.3)%	$(11,566)	(8.7)%

Adjusted EBITDA(1)	$29,044	24.3%	$26,183	19.8%

(1)	For a reconciliation of Net Loss to Adjusted EBITDA, see “Summary Historical Consolidated Financial Information and Other Data – Alliance.”

Following are the components of revenue:

	Three Months Ended March 31,
(in thousands)	2021 (unaudited)	2020 (unaudited)
Revenue:
MRI	$42,782	$44,436
PET/CT	32,033	31,248
Other radiology	6,558	6,794

Radiology	81,373	82,478
Oncology	34,412	36,096
Interventional	3,728	13,484
Corporate / Other	—	347

Total	$119,513	$132,405

Revenue decreased by $12.9 million, or 9.7%, to $119.5 million during the three months ended March 31, 2021 compared to $132.4 million during the three months ended March 31, 2020 primarily due to decreases in Radiology, Oncology and Interventional revenues of $1.1 million, $1.7 million and $9.8 million, respectively.

Total Radiology revenue decreased by $1.1 million, or 1.3%, to $81.4 million during the three months ended March 31, 2021 compared to $82.5 million during the three months ended March 31, 2020, primarily due to the impact of COVID-19 and the resulting decrease in scans during the period and inclement weather in February 2021.

MRI revenue decreased by $1.7 million, or 3.7%, to $42.8 million during the three months ended March 31, 2021 compared to $44.4 million during the three months ended March 31, 2020.

•

Same-store-growth (“SSG”) for MRI, which we calculate by comparing the cumulative scan, treatment or case volume at all locations in the current year’s period to the same period in the prior year, increased by 5.2%.

•

Scan-based MRI revenue decreased by $0.3 million, or 0.8%, to $36.7 million during the three months ended March 31, 2021 from $37.0 million during the three months ended March 31, 2020. The decrease in scan-based MRI revenue was primarily due to year-over-year decreases in the total number of scan-based MRI scans and the average number of scan-based systems in service, partially offset by increases in scans per system per day and average revenue per scan. Total scan-based MRI scan volume decreased by 3.4% to 119,900 scans during the three months ended March 31, 2021 from 124,075 scans during the three months ended March 31, 2020. The average number of scan-based systems in service decreased to 184.5 systems during the three months ended March 31, 2021 from 203.3 systems for the same period in 2020. Scans per scan-based system per day increased to 10.0 million during the three months ended March 31, 2021 from 9.4 during the three months ended March 31, 2020. Revenue per scan increased by 2.7% from $298.42 during the three months ended March 31, 2020 to $306.35 during the three months ended March 31, 2021.

•	Non-scan-based MRI revenue decreased by $1.4 million to $6.1 million during the three months ended March 31, 2021 compared to the same period in 2020.

PET/CT revenue increased by $0.8 million, or 2.5%, to $32.0 million during the three months ended March 31, 2021 compared to $31.2 million during the three months ended March 31, 2020.

•	SSG for PET/CT revenue decreased by 1.5% for the three months ended March 31, 2021.

•

Scan-based PET/CT revenue increased by $0.7 million, or 2.4%, to $30.1 million during the three months ended March 31, 2021 from $29.4 million during the three months ended March 31, 2020 primarily due to the increase in revenue attributable to Specialty Tracers. The scan-based PET/CT revenue reflects an increase in the average revenue per scan, partially offset by a year-over-year decrease in the total number of scan-based PET/CT scans. The average revenue per PET/CT scan increased from $956.45 per scan during the three months ended March 31, 2020 to $1,022.65 per scan during the three months ended March 31, 2021. Total volume of PET/CT scans decreased 4.2% to 29,477 scans during the three months ended March 31, 2021 compared to 30,781 scans during the three months ended March 31, 2020.

Included in the Radiology revenue totals above are fixed-site imaging center revenues, which increased by $0.6 million, or 2.8%, to $22.2 million during the three months ended March 31, 2021 over the same period in 2020.

Oncology revenue decreased by $1.7 million, or 4.7%, to $34.4 million during the three months ended March 31, 2021 compared to $36.1 million during the three months ended March 31, 2020, primarily due to the impact of COVID-19 and the resulting decrease in treatment volumes, inclement weather in February 2021 and the temporary closure of one Cyberknife site for equipment refresh. The number of Linac treatments performed decreased by 10.0% and SSG for the three months ended March 31, 2021 decreased by 10.7%. SSG for SRS decreased by 8.7% for the three months ended March 31, 2021. The number of SRS cases completed during the three months ended March 31, 2021 decreased by 8.7% from the same period in 2020.

Interventional revenue decreased by $9.8 million, or 72.4%, to $3.7 million during the three months ended March 31, 2021 compared to $13.5 million during the three months ended March 31, 2020, primarily due to the sale of its joint venture membership interest in Alliance Interventional (“AI Sale”) in December 2020. Alliance Interventional was the sole owner of The Pain Center of Arizona (“TPC”). TPC revenue was $8.8 million during the three months ended March 31, 2020.

At March 31, 2021, Alliance had 275 MRI systems and 106 PET/CT systems. Alliance had 293 MRI systems and 115 PET/CT systems at March 31, 2020. Alliance operated 68 fixed-site radiology centers at March 31, 2021, compared to 71 fixed-site radiology centers at March 31, 2020. Alliance operated 35 radiation therapy centers and SRS facilities (including one unconsolidated investee) at March 31, 2021 and 2020.

Cost of revenues, excluding depreciation and amortization, decreased by $12.5 million, or 14.6%, to $73.0 million during the three months ended March 31, 2021 compared to $85.5 million during the same period in 2020. Excluding the cost of revenues of TPC, which was $6.4 million during the three months ended March 31, 2020, cost of revenues decreased by $6.1 million. This decrease in cost of revenues consisted primarily of a $3.7 million decrease in compensation and related employee expenses, a $1.3 million decrease in maintenance and related costs, a $0.5 million decrease in travel and entertainment expenses, a $0.4 million decrease in outsourced service contracts and a $0.3 million decrease in marketing expenses. Cost of revenues, excluding depreciation and amortization, as a percentage of revenue, decreased to 61.1% during the three months ended March 31, 2021 compared to 64.6% during the three months ended March 31, 2020.

Selling, general and administrative expenses decreased by $2.0 million, or 8.9%, to $21.0 million during the three months ended March 31, 2021 compared to $23.0 million during the same period in 2020. Excluding the selling, general and administrative expenses of TPC, which was $1.9 million during the three months ended March 31, 2020, selling, general and administrative expenses decreased by $0.1 million. Selling, general and administrative expenses as a percentage of revenue was 17.5% during the three months ended March 31, 2021 compared to 17.4% during the three months ended March 31, 2020.

Transaction costs increased by $0.2 million to $0.7 million during the three months ended March 31, 2021 compared to $0.5 million during the three months ended March 31, 2020. Transaction costs represent due diligence and other expenses incurred in connection with business acquisitions and partnership investments pursuant to strategic planning by management.

Restructuring charges increased by $0.5 million to $0.6 million during the three months ended March 31, 2021 compared to $0.1 million during the three months ended March 31, 2020. Restructuring charges relate primarily to certain leased facilities in our Oncology Division.

Severance and related costs were $0.1 million during the three months ended March 31, 2021 compared to $0.5 million during the three months ended March 31, 2020.

Depreciation expense decreased by $1.1 million, or 8.2%, to $12.7 million during the three months ended March 31, 2021 compared to $13.9 million during the three months ended March 31, 2020. The decrease in depreciation expense is primarily due to the year-over-year decrease in the number of our diagnostic imaging systems.

Amortization expense was $2.5 million during the three months ended March 31, 2021 compared to $3.1 million during the three months ended March 31, 2020.

Interest expense, net increased by $2.8 million, or 20.9%, to $16.0 million during the three months ended March 31, 2021 compared to $13.2 million during the three months ended March 31, 2020. The increase is primarily due to the increase in Alliance’s interest rates and amortization of deferred financing costs in connection with the amendments to its Credit Agreements in October 2020.

Other income, net increased by $0.4 million to $0.8 million during the three months ended March 31, 2021 compared to $0.4 million during the three months ended March 31, 2020. The increase is primarily due to $0.2 million of management fees earned for transition services during the three months ended March 31, 2021 related to the AI Sale and an increase of $0.2 million in gain on the sale of assets.

Earnings from unconsolidated investee were $0.3 million during both the three months ended March 31, 2021 and 2020.

Net income attributable to non-controlling interest decreased by $0.8 million, or 17.6%, to $3.9 million during the three months ended March 31, 2021 compared to $4.7 million during the three months ended March 31, 2020. The decrease was primarily attributable to decreases in year-over-year earnings from our joint ventures.

Net loss attributable to Alliance HealthCare Services, Inc. was $9.9 million during the three months ended March 31, 2021 compared to $11.6 million during the three months ended March 31, 2020.

Adjusted EBITDA during the three months ended March 31, 2021 increased by $2.8 million or 10.9%, to $29.0 million from $26.2 million during the three months ended March 31, 2020 primarily due to restructuring initiatives and other cost reductions implemented in the year ended December 31, 2020.

Adjusted EBITDA

Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the U.S. (“GAAP”). Alliance believes, in addition to GAAP metrics, this non-GAAP metric is a useful measure for investors for a variety of reasons. Alliance’s management regularly communicates Adjusted EBITDA and their interpretation of such results to its board of directors. Alliance also compares actual periodic Adjusted EBITDA against internal targets as a key factor in determining cash incentive compensation for executives and other employees, largely because Alliance views Adjusted EBITDA results as indicative of how our Radiology, Oncology and Interventional businesses are performing and being managed.

Alliance defines Adjusted EBITDA as net loss attributable to Alliance HealthCare Services before: income taxes; non-controlling interest in subsidiaries; interest expense, net; depreciation expense; amortization expense; transaction costs; restructuring charges; impairment charges; severance and related costs; loss on extinguishment or modification of debt; legal matters and other expenses; share-based compensation; and other charges (benefits), net. For a reconciliation of net loss to Adjusted EBITDA, see “Summary Historical Consolidated Financial Information and Other Data – Alliance.”

The presentation of a non-GAAP metric does not imply that the reconciling items presented are non-recurring, infrequent or unusual. In general, non-GAAP metrics have certain limitations as analytical financial measures and are used in conjunction with GAAP results to evaluate our operating performance and by considering independently the economic effects of the items that are or are not reflected in non-GAAP metrics. Alliance compensates for such limitations by providing GAAP-based disclosures concerning the excluded items in its financial disclosures. As a result of these limitations, and because non-GAAP metrics may not be directly comparable to similarly titled measures reported by other companies, the non-GAAP metrics are not an alternative to the most directly comparable GAAP measure or any other GAAP measure of operating performance.

Liquidity and Capital Resources

Alliance’s primary source of liquidity is cash provided by operating activities and borrowings under its revolving loan facility. It generated $11.7 million and $26.8 million of cash flow from operating activities during the three months ended March 31, 2021 and 2020, respectively, and $80.5 million and $63.2 million of cash flow from operating activities during the twelve months ended December 31, 2020 and 2019, respectively. The year-over-year decrease in the first quarter was primarily related to changes in its operating assets and liabilities, partially offset by a decrease of $2.7 million of interest paid primarily resulting from the amendments to its Credit Agreements in October 2020. Alliance’s ability to generate cash flow is affected by numerous factors, including demand for MRI, PET/CT, other diagnostic imaging, radiation oncology, interventional services and other revenues. The year-over-year decrease during the fiscal year was primarily related to $6.6 million of stimulus payments received from HHS and $6.1 million of advanced payments for future Medicare services received from CMS in connection with the CARES ACT, decreased transaction costs in connection with the termination of a proposed transaction in 2019, change in deferred income taxes, and decreased restructuring charges related primarily to certain leased facilities in Alliance’s Oncology Division, partially offset by the unfavorable impact of COVID-19 on Alliance’s business operations. Its ability to generate cash flow from operating activities is also dependent upon the collections of its accounts receivable. Alliance’s number of days of revenue outstanding for its accounts receivable was 53 days at March 31, 2021 and 49 days as of December 31, 2020. As of March 31, 2021, it had $39.5 million of available borrowings under its revolving loan facility, net of $80.0 million outstanding on the revolving loan facility and $5.5 million outstanding in letters of credit. Management of alliance expects that it will be in compliance with the debt covenants under its credit agreements for at least the next twelve months.

Alliance used cash of $8.1 million and $7.8 million for investing activities during the three months ended March 31, 2021 and 2020, respectively. Investing activities during the three months ended March 31, 2021 included $6.2 million in cash used for purchases of property and equipment and $3.8 million in cash used for deposits on equipment, partially offset by $1.3 million in collections of notes receivable and $0.6 million of proceeds from sale of assets.

Investing activities during the three months ended March 31, 2020 included $3.8 million in cash used for purchases of property and equipment and $4.4 million in cash used for deposits on equipment, partially offset by $0.4 million of proceeds from sale of assets. Investing activities in the year ended December 31, 2020 included $27.2 million in cash used for purchases of property and equipment, an increase in deposits on equipment of $4.9 million and $7.4 million that was used for an acquisition, partially offset by $3.6 million of net proceeds from the sale of assets. Investing activities in the year ended December 31, 2019 included $26.8 million in cash used for purchases of property and equipment and $7.7 million in cash used for deposits on equipment, partially offset by $2.5 million of proceeds from the sale of assets and $0.4 million from other investing activities.

Alliance may continue to use cash for acquisitions in the future. Other than acquisitions, its primary use of capital resources is to fund capital expenditures. Alliance spends capital to:

•	purchase new systems;

•	replace less advanced systems with new systems;

•	upgrade MRI, PET/CT and radiation oncology systems; and

•	upgrade its corporate infrastructure, primarily in information technology.

Capital expenditures totaled $6.2 million and $3.8 million during the three months ended March 31, 2021 and 2020, respectively. Alliance purchased 1 radiation therapy system during the three months ended March 31, 2021. Capital expenditures totaled $27.2 million and $26.8 million in the years ended December 31, 2020 and 2019, respectively. Alliance purchased three MRI, four PETCT, one CT and five radiation therapy systems in 2020. Alliance expects to purchase additional systems in 2021 and finance substantially all of these purchases with its available cash, cash from operating activities and equipment debt.

Net cash used in financing activities during the three months ended March 31, 2021 was $5.5 million. Net cash provided by financing activities during the three months ended March 31, 2020 was $19.4 million. Financing activities during the three months ended March 31, 2021 included principal payments on its term loan facility of $7.7 million, principal payments on equipment debt and capital lease obligations of $6.6 million, and distributions to non-controlling interest in subsidiaries of $7.0 million, partially offset by proceeds from equipment debt of $15.8 million. Net cash used in financing activities were $34.2 million and $37.6 million in the years ended December 31, 2020 and 2019 respectively.

In the year ended December 31, 2020, financing activities included net proceeds of $43.0 million from Alliance’s revolving loan facility and proceeds from equipment debt of $16.4 million, partially offset by principal payments on Alliance’s term loan facility of $22.2 million, principal payments on equipment debt and capital lease obligations of $24.8 million, distributions to noncontrolling interest in subsidiaries of $26.4 million, and payments of deferred financing costs of $20.0 million. In the year ended December 31, 2019, financing activities included $22.0 million proceeds from equipment debt, $8.5 million capital contribution and $0.5 million of contributions from noncontrolling interest in subsidiaries, partially offset by principal payments on Alliance’s term loan facility of $10.1 million, net payments of $10.0 million on Alliance’s revolving loan facility, principal payments on equipment debt and capital lease obligations of $21.7 million, and distributions to noncontrolling interest in subsidiaries of $26.8 million.

Financing activities during the three months ended March 31, 2020 included net proceeds of $28.0 million from its revolving loan facility and proceeds of $7.9 million from equipment debt, partially offset by principal payments on equipment debt and capital lease obligations of $6.2 million, principal payments on its term loan facility of $5.1 million, and distributions to non-controlling interest in subsidiaries of $5.3 million.

Alliance had cash and cash equivalents of $23.9 million, $25.8 million and $15.1 million at March 31, 2021, December 31, 2020 and December 31, 2019, respectively.

Available cash and cash equivalents are maintained in high-credit-quality third-party financial institutions. To date, Alliance has experienced no loss or lack of access to its invested cash or cash equivalents; however, it cannot assure that access to its invested cash and cash equivalents will not be affected by adverse conditions in the financial markets.

At March 31, 2021, December 31, 2020 and December 31, 2019, Alliance had $17.5 million, $20.0 million and $15.7 million, respectively, in its accounts with third-party financial institutions that exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. While it monitors the cash balances in its operating accounts daily and adjust the cash balances as appropriate, these cash balances could be adversely affected if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets.

Acquisitions

On September 15, 2020, through its Radiology Division, Alliance completed the purchase of a 100% membership interest in three radiology centers and a 51% membership interest in a fourth radiology center from Molecular Imaging Technologies, LLC (“MIT”). The purchase price for this acquisition was $7.4 million in the aggregate and was funded with proceeds from Alliance’s existing cash balance. The estimated fair value of the identifiable assets acquired at the acquisition date was $6.5 million, including identifiable intangible assets of $5.4 million. The excess purchase price over the net identifiable assets acquired was $1.4 million and was recorded in goodwill. The amounts recorded for goodwill and intangible assets are being amortized over 15 years for tax purposes. Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives. The fair values of the identifiable intangible assets were estimated using a valuation methodology representing Level 3 fair value measurements.

The values assigned to the identifiable intangible assets acquired are preliminary and may be subject to adjustment upon the final determination of their respective fair values.

Disposition of Alliance Interventional, LLC

On December 31, 2020, Alliance sold its 77.28% membership interest in Alliance Interventional (“AI”) to Alliance’s joint venture partners (the “AI Sale”) who owned the remaining 22.72% membership interest. AI is the sole owner of The Pain Center of Arizona (“TPC”).

Prior to the AI Sale, AI owned 60% of the membership interests in Alliance Interventional-Florida, LLC (“AHIP-FL”) and the joint venture partners of AI assigned their indirect membership interest in AHIP-FL to Alliance. Following that transaction, AI no longer had a membership interest in AHIP-FL. In connection with the joint venture partners’ assignment of their indirect ownership in AHIP-FL to Alliance, Alliance reclassified $2.2 million from non-controlling interest to additional paid-in capital, which primarily represents the accumulated deficit allocated to the assigned non-controlling interest.

The total consideration received for the AI Sale was $15.0 million, consisting of $1.25 million in cash paid at closing and a $13.75 million promissory note due from the joint venture partners. The promissory note requires various principal payments during its term and is due on December 31, 2023. The promissory note bears interest at an annual interest rate of 9% through December 31, 2022 and 10% from January 1, 2023 through December 31, 2023. The promissory note is collateralized by a first priority security interest in all assets of AI and subsidiaries and secured by a pledge from the joint venture partners of a first priority security interest in their equity interests in AI.

As a result of the sale, Alliance wrote-off $15.2 million related to the carrying value of the non-controlling interest, $17.3 million of intangible assets, and $8.4 million related to goodwill allocated to the disposed business. Alliance recognized a gain on sale of $0.3 million, which was recorded in other income, net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

Other

In July 2019, Alliance sold its interest in a consolidated joint venture for $1.2 million. As a result of the disposition, Alliance wrote-off $1.8 million related to the carrying value of the non-controlling interest. The net impact to earnings in connection with the sale was immaterial.

In August 2020, Alliance sold substantially all of the assets of a radiology center for $0.5 million. As a result of the disposition, Alliance recognized a gain on sale of $0.4 million, which was recorded in other income, net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

In November 2020, Alliance sold its 50% membership interest in a consolidated joint venture for $2.2 million. As a result of the disposition, Alliance wrote-off $0.2 million related to the carrying value of the non-controlling interest and $0.2 million related to goodwill allocated to the disposed business. In addition, Alliance recognized a gain on sale of $1.8 million, which was recorded in other income, net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

Equipment Debt

Alliance’s equipment debt is composed of financing arrangements with various lenders. The Company was in compliance with all such covenants as of March 31, 2021, except for one covenant in an agreement between an equipment lender and one of the Company’s controlled joint ventures. The equipment debt outstanding under this arrangement as of March 31, 2021 was $7.1 million. A waiver was obtained from the equipment lender for the violation of the minimum debt service coverage ratio for the trailing 12-month period as of March 31, 2021.

Off-Balance Sheet Arrangements

In the normal course of business, Alliance has made certain guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. Alliance indemnifies other parties, including customers, lessors, and parties to other transactions with Alliance, with respect to certain matters. Alliance has agreed to hold the other party harmless against losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims arising from a breach of representations or covenants. In addition, Alliance has entered into indemnification agreements with its executive officers and directors and its bylaws contain similar indemnification obligations. Under these arrangements, Alliance is obligated to indemnify, to the fullest extent permitted under applicable law, its current or former officers and directors for various amounts incurred with respect to actions, suits or proceedings in which they were made, or threatened to be made, a party as a result of acting as an officer or director.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made related to these indemnifications have been immaterial. As of March 31, 2021, Alliance has determined that no liability is necessary related to these guarantees and indemnities.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. The significant accounting policies that Alliance believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

Alliance derives the majority of its revenue directly from healthcare providers, primarily for imaging and radiation oncology services. To a lesser extent, Alliance generates revenues from direct billings to patients or their medical payors, and it records these revenues net of contractual discounts, estimated uncollectible amounts associated with patients, and other arrangements for providing services at less than established patient billing rates.

Alliance recognizes revenue in the period in which it satisfies its performance obligations by transferring goods or services to its customers. Alliance records the amount of revenue that reflects the consideration that it expects to receive in exchange for those goods or services. Alliance applies the following five-step model in order to determine this amount: (i) identification of the contract with a customer; (ii) identification of the promised goods or services in the contract and determination of whether they represent obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) Alliance satisfies each performance obligation.

Alliance continuously monitors collections from direct patient billings and compares these collections to revenue, net of contractual adjustments and estimated implicit price concessions related to uninsured amounts, recorded at the time of service. While these contractual adjustments and implicit price concessions have historically been within Alliance’s expectations and the provisions established, an inability to accurately estimate contractual adjustments and implicit price concessions in the future could have a material adverse effect on Alliance’s operating results. For certain contracts, Alliance generates revenue from the rental of equipment and it accounts for such contracts as operating leases. The revenue for these arrangements is recognized over the term of the related contract.

Valuation of Accounts Receivable

Alliance provides shared and single-user diagnostic imaging and oncology equipment and technical support services to the healthcare industry and directly to patients on an outpatient basis. Substantially all of Alliance’s accounts receivable are due from hospitals, other healthcare providers and health insurance providers, including Medicare, located throughout the U.S. Services are generally provided under long-term contracts with hospitals and other healthcare providers or directly to patients, and generally collateral is not required. Alliance generally collects receivables within industry norms for third-party payors. Alliance continuously monitors collections from its clients and maintains an allowance for estimated credit losses based upon any specific client collection issues that it has identified and its historical experience. Although credit losses have historically been within Alliance’s expectations and the provisions established, an inability to accurately estimate credit losses in the future could have a material adverse effect on its operating results.

Goodwill and Long-Lived Assets

ASC 350 requires that goodwill and indefinite-lived intangible assets are not amortized but instead tested for impairment at least annually at the reporting unit level. In addition, ASC 350 defines a reporting unit as an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit under ASC 350 if the component constitutes a business for which discrete financial information is available and used by management. Alliance has evaluated ASC 350 and concluded there are three operating segments: Radiology, Oncology and Interventional. Alliance has assessed that each component listed above meets the definition of a reporting unit based on the conclusions that each component constitutes a business, discrete financial information is available for each component, and management regularly reviews the results of such financial information.

In accordance with ASC 350, Alliance performs an annual impairment test in the fourth quarter for goodwill and indefinite-lived intangible assets or more frequently if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Such indicators include a sustained significant decline in expected future cash flows due to changes in company-specific factors or the broader business climate.

In evaluating goodwill for impairment, Alliance first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If Alliance concludes that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, Alliance conducts a quantitative goodwill impairment test. First, for each reporting unit, Alliance compares its estimated fair value with its net book value. If the estimated fair value exceeds its net book value, goodwill is deemed not to be impaired, and no further testing is necessary. If the estimated fair value does not exceed its net book value, goodwill is deemed to be impaired. Alliance records an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value.

The quantitative impairment analysis utilizes two primary approaches to calculate the fair value of the reporting unit: the discounted cash flow method (“DCF”) and the Guideline Public Company (“GPC”) method.

Under the DCF method, value is measured as the present worth of anticipated future net cash flows generated by a business. In a multi-period model, net cash flows attributable to a business are forecasted for an appropriate period and then discounted to present value using an appropriate discount rate. In a single-period model, net cash flow or earnings for a normalized period are capitalized to reach a determination of present value. The methods, key assumptions, degree of uncertainty associated with the key assumptions and the potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions with respect to the reporting unit are the estimated future net cash flows generated and the discount rate applied to capture the associated risks. The ability to achieve anticipated future net cash flows is subject to numerous assumptions and risks, including company-specific risks such as the ability to maintain and grow revenues, maintain or improve operating margins, control costs and anticipate working capital requirements. The anticipated future net cash flows are also dependent on industry-level factors, such as the impact of legislation, patient volumes and cost reimbursement levels, and the continued availability of qualified doctors and other medical professionals who are necessary to staff Alliance’s operations, among other potential impacts.

Under the GPC method, value is estimated by comparing the subject company to similar companies with publicly-traded ownership interests. Guideline companies are selected based on comparability to the subject company, and valuation multiples are calculated and applied to subject company operating data. The key assumption used in connection with the GPC method focuses on identifying guideline companies that operate in the same (or similar) line of business as the reporting units with the same (or similar) operating characteristics. Eligible companies were selected based on Global Industry Classification Standard codes, Standard Industrial Classification codes, company descriptions, and industry affiliations. Considered factors include relative risk, profitability, and growth considerations of the reporting unit relative to the guideline companies. Value estimates for the reporting unit involve using multiples of market value of invested capital excluding cash to revenue and EBITDA. Valuations derived using the GPC method rely on information primarily obtained from available industry market data and publicly available filings with the Securities and Exchange Commission.

In testing indefinite-lived intangible assets for impairment, Alliance first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If Alliance concludes that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, Alliance conducts a quantitative impairment test, which consists of a comparison of the fair value to its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Finite-lived intangible assets are amortized over their respective estimated useful lives on a straight-line basis and are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment.”

Goodwill was tested for impairment at the reporting unit level as of October 1, 2020 and October 1, 2019, the dates of Alliance’s annual impairment review for the years ended December 31, 2020 and 2019, respectively. Alliance performed a quantitative test as part of its annual impairment review. In estimating fair values, Alliance used a combination of the income approach (the DCF method) and the market approach (the GPC method).

In both 2020 and 2019, Alliance’s respective annual impairment tests yielded individual fair values for its Radiology and Oncology reporting units that exceeded their respective carrying values; therefore, these reporting units were not considered at risk of impairment. The estimated fair values at October 1, 2020 exceeded their carrying values by 99% and 87% for the Radiology and Oncology reporting units, respectively. In connection with 2020 and 2019 annual impairment tests, Alliance concluded that the carrying value of the Interventional reporting unit exceeded its estimated fair value based on management’s assessment of the outlook and long-term business plans for this division. Consequently, Alliance recorded an impairment charge of $19.0 million and $3.9 million related to goodwill in the Interventional reporting unit in 2020 and 2019, respectively. In connection with the AI Sale, the remaining Interventional goodwill balance of $8.4 million was written off as of December 31, 2020.

During December 2020, Alliance re-evaluated its finite-lived intangible assets associated with its Interventional Division due to the projected outlook and long-term business plans for the division, as well as in connection with the divestiture of a portion of this division through the AI Sale. Consequently, Alliance recorded an impairment charge of $10.0 million for the remaining carrying value of the intangible assets associated with its Interventional Division during the year ended December 31, 2020.

Changes in estimates or assumptions could materially affect the determination of fair value and the conclusions of Alliance’s impairment tests. In addition to its annual review, Alliance performs a test of impairment when indicators of impairment are present. As of December 31, 2020 and 2019, there were no indications of impairment of Alliance’s goodwill balances.

The determination of fair value of Alliance’s reporting units requires significant estimates and assumptions. These estimates and assumptions primarily include earnings and required capital projections, discount rates, terminal growth rates, and operating income for each reporting unit and the weighting assigned to the results of each of the valuation methods described above. Changes in certain assumptions could have a significant impact on the goodwill impairment assessment. Alliance evaluated the significant assumptions used to determine the estimated fair values of each reporting unit, both individually and in the aggregate, and concluded they are reasonable. However, if weak market conditions continue for an extended period or the operating results of any of Alliance’s reporting units decline substantially compared to projected results, Alliance could determine that it needs to record additional impairment charges.

Purchase Accounting

In accordance with GAAP, the assets acquired and liabilities assumed in an acquired business are recorded at their estimated fair values on the date of acquisition. The difference between the purchase price amount and the net fair value of assets acquired and liabilities assumed is recognized as goodwill on the balance sheet if it exceeds the estimated fair value and as a bargain purchase gain on the income statement if it is below the estimated fair value. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment, often utilizes independent valuation experts and involves the use of significant estimates and assumptions with respect to the timing and amounts of future cash inflows and outflows, discount rates, market prices and asset lives, among other items. The judgments made in the determination of the estimated fair value assigned to the assets acquired and liabilities assumed, as well as the estimated useful life of each asset and the duration of each liability, can materially impact the financial statements in periods after acquisition, such as through depreciation and amortization expense.